UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Charles & Colvard, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

159 765 10 6

(CUSIP Number)

Cyrus M. Johnson, Jr.

Womble Carlyle Sandridge & Rice, LLP

3500 One Wells Fargo Center

301 South College Street

Charlotte, NC 28202-6037

(704) 331-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159 765 10 6

1)	Name of Reporting Person: Robert S. Thomas
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions): PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power: 999,702
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 999,702
	(10)	Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 999,702
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13)	Percent of Class Represented by Amount in Row (11): 5.1%
14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 159 765 10 6

The Schedule 13D originally filed by Mr. Thomas on March 5, 2001 (the “Original Schedule 13D”) with respect to shares of common stock, no par value (“Common Stock”), of Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”), is hereby amended as set forth by this Amendment No. 4 to Schedule 13D. All information contained herein is as of the date of execution of this Amendment No. 4 to Schedule 13D. Except as amended herein, the Original Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 4. Only those Items that are amended pursuant to this Amendment No. 4 are reported herein.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is amended as follows:

(b) The address of Mr. Thomas is 3610 Baron Monck Pass, Raleigh, NC 27612.

(c) Mr. Thomas is currently a private investor.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is supplemented as follows:

On January 31, 2012, Mr. Thomas sold 10,000 shares of Common Stock at a price per share of $3.10 in a broker-assisted transaction, which, when aggregated with his previous transactions in the Common Stock since the filing of Amendment No. 3 to the Schedule 13D on February 8, 2011, reduced his beneficial ownership of shares of Common Stock to approximately 5.3% of the outstanding shares of Common Stock.

Other than as set forth herein, Mr. Thomas does not have any plans or proposals that relate to or would result in (a) the acquisition by Mr. Thomas of additional securities of the Issuer or the disposition of securities of the Issuer other than in connection with ordinary course investment or financial planning activities, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended, or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D, is amended as follows:

(a)	Mr. Thomas beneficially owns 999,702 shares of Common Stock, which represents approximately 5.1% of the outstanding shares of Common Stock.

(b)	Mr. Thomas has sole voting and dispositive power with respect to all 999,702 shares of Common Stock.

(c)	On February 13, 2012, Mr. Thomas sold 10,000 shares of Common Stock at a price per share of $3.06 in a broker-assisted transaction and 10,000 shares of Common Stock at a price per share of $3.19 in a broker-assisted transaction.

On February 2, 2012, Mr. Thomas sold 10,000 shares of Common Stock at a price per share of $3.12 in a broker-assisted transaction.

On January 31, 2012, Mr. Thomas sold 10,000 shares of Common Stock at a price per share of $3.08 in a broker-assisted transaction and 10,000 shares of Common Stock at a price per share of $3.10 in a broker-assisted transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

/s/ Robert S. Thomas
Robert S. Thomas

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).